November 28, 2018

Felicia Alvaro
Chief Financial Officer and Treasurer
ULTIMATE SOFTWARE GROUP INC
2000 Ultimate Way
Weston, FL 33326

       Re: ULTIMATE SOFTWARE GROUP INC
           Form 10-K for the Fiscal Year Ended December 31, 2017
           File No. 000-24347

Dear Ms. Alvaro:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services